Exhibit 2.2

AGREEMENT OF SALE

AGREEMENT OF SALE, dated this 24th day of May, 2011, between NORIAN CORPORATION, a California corporation, having an address of 1302 Wrights Lane East, West Chester PA 19380 (“Seller”), and KNC NOR ACQUISITION SUB, INC., a Delaware corporation, having an address c/o Kensey Nash Corporation, 735 Pennsylvania Drive, Exton PA 19341 (“Buyer”).

W I T N E S S E T H:

THAT the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

Purchase and Sale

1.1. Covenant to Sell. Seller shall sell and convey, and Buyer shall purchase, the following:

(a) the lands and premises, together with the buildings and improvements thereon, known as 1230 Wilson Drive, West Chester, Pennsylvania, more particularly described in Exhibit A hereto, together with all and singular the tenements, hereditaments and appurtenances pertaining thereto, including, without limitation, any estate, right, title, interest, property, claim and demand of Seller in and to all streets, alleys, rights-of-way, sidewalks, easements, and utility lines or agreements (collectively, the “Land”);

(b) all improvements, buildings and structures situate on the Land (collectively, the “Improvements; the Land and the Improvements being herein collectively called the “Premises”), together with all fixtures and building systems, including, without limitation, all plumbing, electrical and mechanical systems, boiler systems, fuel oil systems, heating, ventilating and air conditioning systems, sprinkler systems, fire and security protection systems, wiring, and temperature controls, and all loading docks and dock levelers but excluding any equipment, machinery and personal property owned by Synthes USA HQ, Inc. or any of its affiliates whether or not affixed to the Premises (the Premises and such other property being hereinafter collectively called the “Property”);

(c) all architectural and engineering plans, specifications and drawings, soil studies, environmental studies and reports, hazardous waste studies and reports, market reports and surveys which are in the possession of Seller, and all right, title and interest of Seller in any other plans, studies, reports or surveys which have been prepared by or on behalf of Seller or its agents in connection with the Property (collectively, the “Plans”); and

(d) all permits and licenses issued by any Federal, state or local governmental authority or agency pertaining to the ownership, operation, maintenance or use of the Property, including, without limitation, final certificates of occupancy for all leased or occupied portions of the Premises but excluding any permits for operations by parties other than Seller within the Premises that are not necessary for the ownership and operation of the Premises consistent with the past practices of Seller through and including the day before Closing (as hereinafter defined) (collectively, “Permits”).

1.2. Items Included in Sale. All of the foregoing shall be delivered to Buyer at the time of delivery of possession of the Premises.

1.3. Purchase Price. Subject to Section 8.2, the purchase price for the Property (the “Purchase Price”) is Four Million and 00/100 Dollars ($4,000,000.00), payable as follows:

(a) One Million and 00/100 Dollars ($1,000,000.00) by wire transfer of immediately available funds to Seller’s account at Closing, and

(b) Three Million and 00/100 Dollars ($3,000,000.00) by wire transfer of immediately available funds to Seller’s account within two Business Days of the Completion Date (as the foregoing capitalized terms in this Section 1.3(b) are defined in that certain Asset Purchase Agreement, dated as of the date hereof, by and among Seller, Buyer and, for certain limited purposes set forth therein, Kensey Nash Corporation).

The provisions of this Section 1.3 shall survive the Closing.

ARTICLE 2

Title and Condition

2.1. State of Title. After Closing, Seller shall use all efforts to assist Buyer in obtaining title insurance covering the Property, in a form and amount from an title insurance company, in each case, acceptable to Buyer in its sole and uncontrolled discretion, and Seller shall (i) execute and deliver such documents and (ii) bear such costs in connection therewith as customarily borne by sellers of property located in the county in which the Premises is situated. The provisions of this Section 2.1 shall survive for a period of six (6) months following the date of the Closing.

2.2. Condition of Property. Seller acknowledges that Buyer has not had an opportunity to inspect the Property or perform any due diligence in connection with the transactions contemplated under this Agreement. Further, Seller acknowledges that Buyer is relying solely and exclusively upon the representations and warranties made by Seller in this Agreement. In addition to the representations and warranties made by Seller in this Agreement, Buyer reserves all expressed or implied warranties available, including, without limitation, any warranty of merchantability or fitness for any purpose, with respect to the Property or the physical condition thereof. Without limiting the generality of the foregoing, in the event of any defect or deficiency in the Property, whether latent or patent, Seller shall have any and all responsibility and liability with respect thereto, and any and all liability for incidental or consequential damages. The provisions of this Section 2.2 shall survive for a period of six (6) months following the date of the Closing.

ARTICLE 3

The Closing

3.1. Time and Place. Settlement of the transaction contemplated hereby (the “Closing”) shall be held in escrow through counsel to the parties on May 24, 2011 or on such earlier date and at such other place as the parties may agree upon.

3.2. Settlement. At the Closing,

(a) Seller shall convey and transfer to Buyer (i) fee simple title to the Premises by executing, acknowledging and delivering to Buyer a general warranty deed in the form of Exhibit C hereto, (ii) title to all other Property, Plans and Permits sold to it hereunder, by executing and delivering to Buyer a bill of sale in the form of Exhibit D hereto, (iii) all Plans and Permits and all other records pertinent to the ownership, operation, maintenance or use of the Premises which are in Seller’s possession to Buyer by Seller and Buyer executing, acknowledging and delivering an Assignment and Assumption Agreement substantially in the form of Exhibit E hereto, and (iv) such statements as to the Property’s compliance with, or non violation of, any Legal Requirements (hereinafter defined) as may be required by law (said deed and other instruments of transfer being herein collectively called the “Transfer Documents”).

(b) Seller shall deliver to Buyer (i) a duly executed FIRPTA Certificate pursuant to Section 1445 of the Internal Revenue Code of 1986, as amended, (ii) a signed realty transfer tax statement of value and any other transfer tax declarations, if any, required in connection with this transaction, and (iii) any other documents reasonably required by Buyer. Buyer shall sign and execute any such statements or certificates if required by law.

(c) Buyer shall deliver to Seller the cash funds required by Section 1.3.

3.3. Liens and Encumbrances. If at the Closing there shall be any liens or encumbrances, which Seller is obligated to pay and discharge (including, without limitation, taxes and assessments due and payable as of the date of Closing), Seller shall satisfy the same.

ARTICLE 4

Apportionments and Allocation of Expenses

4.1. Adjustments. The following items shall be apportioned as of midnight preceding the Closing: (a) real estate taxes; (b) water and sewer charges, municipal garbage and rubbish removal charges, if any; (c) amounts payable under any Permits; and (d) the value, at cost to Seller, of all janitorial and custodial supplies in unopened containers or packages on the Premises at the Closing.

4.2. Real Estate Taxes. Real estate taxes shall be prorated for the calendar year in which the Closing occurs, based upon real estate taxes levied in that year by each taxing body (without regard to the date of the levy or the fiscal year of the taxing body). If the Closing occurs before the tax rate is fixed, the apportionment of taxes shall be upon the basis of the tax rate for the next preceding year applied to the latest assessed valuation.

4.3. Transfer Taxes and Other Costs. The cost of all real estate transfer taxes shall be borne by Seller. Seller shall be responsible for cost of preparing the deed and for all matters relating to the clearance of title, and Buyer shall be responsible for the costs of recording any Transfer Documents which are to be recorded.

4.4. Municipal Improvements. Seller shall pay for all work and improvements for which a municipal claim may be filed against the Premises arising from the condition of the Premises prior to the date of this Agreement. Buyer shall pay for all work and improvements for which such a claim may be filed against the Premises arising from a change in the condition of the Premises after the date of this Agreement.

4.5. Survival of Obligations. The provisions of this Article 4 shall survive the Closing.

ARTICLE 5

Delivery of Possession

5.1. Time of Possession. Possession of the Property shall be delivered to Buyer at the Closing in a “broom clean” condition, free of debris and with the lawn and all shrubbery neatly trimmed.

ARTICLE 6

Representations and Warranties

6.1. Seller’s Representations and Warranties. Seller represents and warrants to Buyer (which representations and warranties shall survive the Closing for a period of six (6) months following the date of the Closing) that:

(a) Seller owns fee simple title to the Premises, subject only to matters of public record, and owns unencumbered title to the Property sold to Buyer hereunder.

(b) Seller is a duly organized and validly subsisting corporation with full power to execute and deliver this Agreement and all Transfer Documents and to consummate the transaction contemplated hereby, and the execution and delivery of this Agreement and the Transfer

Documents have been duly authorized by all necessary corporate action, this Agreement constitutes the legal, valid and binding obligation of Seller, and upon execution and delivery thereof the Transfer Documents will be binding upon and enforceable against Seller.

(c) Seller has obtained all necessary authorizations and consents to enable it to execute and deliver this Agreement and the Transfer Documents and to consummate the transaction contemplated hereby.

(d) There are no structural defects affecting the Premises, including, without limitation, the plumbing, heating, electrical and other mechanical systems and equipment in the Premises, and such systems and equipment are in good working order and condition.

(e) The Premises comply with all Federal, state and local laws, rules, regulations, orders and other governmental requirements that pertain to the ownership and operation of the Property, including, without limitation, to zoning, subdivision, the environment, building, safety and fire standards (collectively, “Legal Requirements”), and all requisite Permits necessary to own, operate, maintain and use the Premises in compliance with such Legal Requirements have been issued and are in full force and effect.

(f) There exists full and adequate utility service to the Property necessary for the ownership, operation, maintenance and use of the Property for its current use.

(g) there exists full and adequate vehicular and pedestrian access to the Premises necessary for the ownership, operation, maintenance and use of the Premises for its current use.

(h) There is no pending or threatened litigation, condemnation or other proceeding affecting the ownership, operation, maintenance or use of the Premises or Seller.

(i) All Permits remain in full force and effect, there has been no default by any party thereto in the performance of the terms, covenants and conditions thereof to be performed thereunder and all sums due by Seller thereunder have been paid in full.

(j) The Premises do not contain any asbestos, polychlorinated biphenyls, petroleum or petroleum products (including, without limitation, gasoline, fuel oil, diesel oil, heating oil, motor oil, lubricating oil and similar substances, and used oil, waste oil or waste by-products of any of the foregoing), or any solid wastes, hazardous wastes, hazardous materials, hazardous substances, toxic pollutants or toxic substances which are defined in, determined or identified as such in any Federal, state or local Legal Requirements or any judicial or administrative interpretation thereof (collectively, the “Hazardous Substances”), except for cleaning solvents and other materials which may be Hazardous Substances in such amounts and in such quantities as may be customary in respect of operations conducted by Seller prior to the Closing or in property similar in construction, use and class to the Premises in the municipality in which the Premises are located (“Permitted Substances”);

(k) No use, generation, storage, treatment, disposal, release or threatened release of Hazardous Substances has occurred on or about the Premises, other than Permitted Substances which are used, generated, stored, treated, disposed of and released in compliance with all applicable Legal Requirements and Permits. There has been no release, or to the knowledge of Seller, threat of release, at or from any offsite location, of any Hazardous Substances generated at, transported from or used or released at the Property.

(l) There are no civil, criminal or administrative actions, suits (including, without limitation, suits brought by or on behalf of a citizen or citizens’ group), demands, claims, hearings, investigations or proceedings pending or threatened against Seller or in respect of the Premises, nor has Seller received any notice of violation, demand or other notice from any governmental authority or agency, citizen or citizens’ group relating to the use, generation, storage, treatment, disposal, release or threatened release of Hazardous Substances on or about the Premises.

(m) Seller warrants that the Premises are zoned “I-1”, that the present use is in compliance with such zoning classification, and Seller has received no notice of any uncorrected violations of zoning, subdivision, environmental, building, safety, fire or other Legal Requirements relating to the Premises.

6.2. Buyer’ Representations and Warranties. Buyer represents and warrants to Seller (which representations and warranties shall survive the Closing for a period of six (6) months following the date of the Closing) that:

(a) Buyer is a duly organized and validly subsisting corporation with full power to execute and deliver this Agreement and to consummate the transaction contemplated hereby, and the execution and delivery of this Agreement have been duly authorized by all necessary corporate action and this Agreement constitutes the legal, valid and binding obligation of Buyer.

(b) Buyer has obtained all necessary authorizations and consents to enable it to execute and deliver this Agreement and to consummate the transaction contemplated hereby.

ARTICLE 7

Indemnities

7.1. Indemnity. Seller shall indemnify, protect and save Buyer harmless from and against any and all damages, losses, liabilities, demands, judgments, suits, proceedings, costs, disbursements and expenses of any kind or of any nature whatsoever (including, without limitation, reasonable attorneys’ and experts’ fees and expenses, all costs of removal and remediation of such Hazardous Substances and all costs, fines and penalties imposed by any Federal, state or local governmental authority or agency) (collectively, “Losses”) which may at any time be imposed upon, incurred by or asserted or awarded against Buyer in connection with (i) Seller’s breach of this Agreement (including, without limitation, the representations and warranties made by Seller herein and Section 9.2) and any agreements or understandings entered into pursuant to this Agreement, and (ii) any use, generation, storage, treatment, disposal, release or threatened release of Hazardous Substances on or about the Premises prior to the Closing. This Section 7.1 shall survive the Closing.

ARTICLE 8

Remedies Upon Default

8.1. Seller’s Remedies. In the event of a default by Buyer in the performance of any of the terms, covenants and conditions hereof to be performed on the part of Buyer prior to Closing, Seller may, at Seller’s option, elect to terminate this Agreement in which event neither party shall have any further liability hereunder. Formal tender of a deed and other instruments of transfer for the Property by Seller to Buyer is hereby waived by Buyer.

8.2. Buyer’s Remedies. In the event of a default by Seller in the performance of any of the indemnities, terms, covenants and conditions hereof to be performed on the part of Seller, Buyer shall, in addition to (i) all remedies available to it, in law and equity and (ii) the indemnification provided in Section 7.1, be entitled to offset the Purchase Price in an amount equal to the Losses. This Section 8.2 shall survive the Closing. Formal tender of the Purchase Price by Buyer to Seller is hereby waived by Seller.

8.3. Attorneys’ Fees. If any litigation is brought concerning this Agreement or the Property, the party who prevails in the final judgment or order of court will be entitled to such party’s reasonable attorneys’ fees and direct costs and expenses in connection with the litigation. This Section 8.3 shall survive the Closing.

ARTICLE 9

Miscellaneous

9.1. Brokers. No broker was involved in connection with the transaction contemplated hereby. Seller hereby indemnifies and holds the other party harmless from and against any and all claims for any broker’s commission or similar compensation which may be payable to any broker, finder or other person or entity based solely upon such party’s own acts. The provisions of this Section 9.1 shall survive the Closing.

9.2. Parking Lot. Seller shall, at its expense, construct or cause the construction of a parking lot with fifty (50) additional spaces (the “Parking Lot”) located on the Premises on the portion of the Premises commonly known as the “Airport Road Parcel” as required by West Goshen Township. All work performed in connection with the Parking Lot shall be performed in a good and workmanlike manner and otherwise in compliance with all Legal Requirements. At Buyer’s request, Seller shall deliver the appropriate lien releases and other title clearance documents as requested by Buyer in its sole and absolute discretion. The provisions of this Section 9.2 shall survive the Closing.

9.3. Further Assurances. Each of the parties to this Agreement hereby covenants and agrees to execute and deliver to the other party or its assigns such other and further agreements, assignments, documents or instruments of conveyance, assignment and transfer, and to do such other things and to take such actions, as may reasonably be required by such party or its assigns to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement. The provisions of this Section 9.3 shall survive the Closing.

9.4. Notices. Any notices or other communications between the parties hereto (collectively, “notices”) shall be in writing and shall be deemed to have been properly given if delivered by hand, by overnight delivery via reputable overnight carrier or sent by United States registered or certified mail, postage prepaid, addressed to the party for whom intended as follows:

(a)	if to Seller:

Norian Corporation

1302 Wrights Lane East

West Chester, PA 19380

Attn: D. Croft, Corporate Counsel

(b)	if to Buyer:

KNC NOR Acquisition Sub, Inc.

c/o Kensey Nash Corporation

735 Pennsylvania Drive

Exton, Pennsylvania 19341

Attn: Joseph W. Kaufmann

Either party may designate by notice given to the other party a new address to which notices hereunder shall thereafter be sent. All notices hereunder delivered by hand or overnight delivery shall be deemed effective when given, and all notices hereunder sent by mail shall be deemed effective when duly deposited in any post office or branch post office regularly maintained by the United States government.

9.5. Covenant not to Record. Buyer will not record this Agreement and any such recording shall constitute a default by Buyer hereunder.

9.6. Entire Agreement. All understandings and agreements, oral or written, heretofore had between the parties with respect to the subject matter hereof are merged in this Agreement, which alone fully and completely expresses their agreement, and the same is entered into after full investigation, neither party relying upon any statement or representation not embodied in this Agreement made by the other party. This Agreement may not be terminated, modified or amended, nor any provision hereof waived, in whole or in part, except by a writing signed by the party against whom enforcement of such termination, modification, amendment or waiver is sought.

9.7. Merger; Survival. Except to the extent expressly provided to the contrary herein, all promises and agreements of the parties hereto contained in this Agreement shall merge in the delivery of the deed and shall not survive the Closing.

9.8. Interpretation. Whenever used in this Agreement, the singular shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders. Article and Section headings are inserted for convenience only and shall not form part of the text of this Agreement.

9.9. Binding Effect. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania and shall bind and inure to the benefit of the respective parties hereto and their successors and assigns.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement the day and year first above written.

SELLER:

NORIAN CORPORATION,
a California corporation

By	/s/ Robert Donohue
Name:	Robert Donohue
Title:	Vice President

BUYER:

KNC NOR ACQUISITION SUB, INC., a Delaware corporation

By	/s/ Joseph W. Kaufmann
Name:	Joseph W. Kaufmann
Title:	President

*** Pursuant to Regulation S-K, Item 601(b)(2), the Exhibits to the Agreement of Sale, as listed below, have not been filed. The Company agrees to furnish a supplemental copy of any omitted Exhibit to the Securities and Exchange Commission upon request; provided, however, the Company may request confidential treatment of omitted items.

List of Exhibits to Agreement of Sale

Exhibit A	Legal Description of the Premises

Exhibit B	Intentionally Omitted

Exhibit C	General Warranty Deed

Exhibit D	Bill of Sale

Exhibit E	Assignment and Assumption Agreement